UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Asia Pacific Resources Ltd.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    044902104
                       ----------------------------------
                                 (CUSIP Number)

                                December 31, 1998
                       ----------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



      [X]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 044902104          13G/A
-----------------------


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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ONTARIO TEACHERS' PENSION PLAN BOARD


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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a) [ ]
                                                      (b) [ ]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     AN ONTARIO, CANADA CORPORATION
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5.   SOLE VOTING POWER

                                   2,540,000
   NUMBER OF     ---------------------------------------------------------------
     SHARES       6.     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
     EACH                NIL Common Shares
   REPORTING     ---------------------------------------------------------------
    PERSON        7.     SOLE DISPOSITIVE POWER
     WITH
                         2,540,000
                 ---------------------------------------------------------------
                  8.     SHARED DISPOSITIVE POWER

                         NIL Common Shares

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,540,000

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.9%
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12.     TYPE OF REPORTING PERSON (See Instructions)

        E.P.
--------------------------------------------------------------------------------

          Schedule to Ontario Teachers' Pension Plan Board 13G/A Filing
                         Re: Asia Pacific Resources Ltd.


Item 1.   Issuer

     (a) ISSUER: This statement relates to the issuer Asia Pacific Resources Ltd. (the "Corporation").

     (b) ADDRESS OF ISSUER: The principal executive offices of the Corporation are located at Suite 615-800 West Pender Street, Vancouver, British Columbia V6C 2V6.

Item 2.   Person Filing and Securities Statement Being Filed in Respect Of

     (a) PERSON FILING: The Ontario Teachers' Pension Plan Board ("the Board") is filing this statement.

     (b) ADDRESS: The business address of the Board is 5650 Yonge Street, Suite 300, Toronto, Ontario, Canada, M2M 4H5.

     (c) CITIZENSHIP: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.

     (d) TITLE OF CLASS OF SECURITIES: This statement relates to Common Shares of the Corporation

     (e)  CUSIP Number: The shares are identified by CUSIP Number 044902104.


Item 3.   Authority Pursuant to which Statement Being Filed

The Board is filing this statement pursuant to the "no-action" relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange Commission and dated May 6, 1992.

Item 4.   Ownership

(a)  AMOUNT BENEFICIALLY OWNED: 2,540,000

(b)  PERCENT OF CLASS: 4.9%

(c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
     I. Sole power to vote or to direct the vote: 2,540,000
    II. shared power to vote or to direct the vote: NIL
   III. sole power to dispose or to direct the disposition: 2,540,000
    IV. shared power to direct the disposition: NIL

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.   Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   February 12, 1999
                                   /s/ Jane Beatty
                                   -------------------------------
                                   Jane Beatty,
                                   Legal Counsel, Investments